UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

MedTech Acquisition Corp
(Name of Issuer)

Common Stock - Class A
(Title of Class of Securities)

58507N105
(CUSIP Number of Class of Securities)

David J. Snyderman
Magnetar Capital LLC
1603 Orrington Ave.
Evanston, Illinois 60201
(847) 905-4400
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 12, 2023
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a Statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 58507N105	SCHEDULE 13D	Page 2 of 8
1	NAMES OF REPORTING PERSONS
Magnetar Financial LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
700,005

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
700,005

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
700,005

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
61.1% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IA; OO

(1)
This percentage calculation is based on a total of 1,144,794 Shares outstanding following the aggregate redemptions by the stockholders of the Issuer effected at the special meeting of the stockholders of the Issuer on June 12, 2023, as reported in the Issuer’s Form 8-K filed with the SEC on June 15, 2023.

CUSIP No. 58507N105	SCHEDULE 13D	Page 3 of 8
1	NAMES OF REPORTING PERSONS
Magnetar Capital Partners LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
700,005

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
700,005

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
700,005

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
61.1% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
HC; OO

(1)
This percentage calculation is based on a total of 1,144,794 Shares outstanding following the aggregate redemptions by the stockholders of the Issuer effected at the special meeting of the stockholders of the Issuer on June 12, 2023, as reported in the Issuer’s Form 8-K filed with the SEC on June 15, 2023.

CUSIP No. 58507N105	SCHEDULE 13D	Page 4 of 8
1	NAMES OF REPORTING PERSONS
Supernova Management LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
700,005

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
700,005

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
700,005

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
61.1% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
HC; OO

(1)
This percentage calculation is based on a total of 1,144,794 Shares outstanding following the aggregate redemptions by the stockholders of the Issuer effected at the special meeting of the stockholders of the Issuer on June 12, 2023, as reported in the Issuer’s Form 8-K filed with the SEC on June 15, 2023.

CUSIP No. 58507N105	SCHEDULE 13D	Page 5 of 8
1	NAMES OF REPORTING PERSONS
David J. Snyderman

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
700,005

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
700,005

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
700,005

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
61.1% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
HC; IN

(1)
This percentage calculation is based on a total of 1,144,794 Shares outstanding following the aggregate redemptions by the stockholders of the Issuer effected at the special meeting of the stockholders of the Issuer on June 12, 2023, as reported in the Issuer’s Form 8-K filed with the SEC on June 15, 2023.

CUSIP No. 58507N105	SCHEDULE 13D	Page 6 of 8
SCHEDULE 13D

Explanatory Note: This Amendment No. 2 (“Amendment No. 2”) amends and supplements the original Schedule 13D filed on December 22, 2022 (the “Original Schedule 13D”), as amended and supplemented by Amendment No. 1 filed on February 9, 2023 (collectively, the “Schedule 13D”) relating to shares of Class A common stock, par value $0.0001 per share (the “Shares”), of MedTech Acquisition Corp, a company incorporated in Delaware (the “Issuer”). All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

ITEM 4.	PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

In connection with the special meeting of the stockholders of the Issuer on June 12, 2023, the Reporting Persons elected to redeem, and the Issuer accepted for redemption, an aggregate of 445,828 Shares at a redemption price of approximately $10.4861 per Share, including the redemption of:
(i) 67,992 Shares held for the benefit of a separately managed account,
(ii) 107,904 Shares held for the benefit of Constellation Fund II,
(iii) 27,891 Shares held for the benefit of a separately managed account,
(iv) 21,887 Shares held for the benefit of Healthcare Master Fund,
(v) 16,032 Shares held for the benefit of Lake Credit Fund,
(vi) 85,137 Shares held for the benefit of SC Fund,
(vii) 33,227 Shares held for the benefit of Structured Credit Fund,
(viii) 38,079 Shares held for the benefit of a separately managed account,
(ix) 42,567 Shares held for the benefit of Purpose Fund, and
(x) 5,112 Shares held for the benefit of Purpose Fund – T.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

Item 5(a)-(c) of the Schedule 13D is hereby amended and supplemented as follows:

(a), (b) As of the date hereof, each of the Reporting Persons may be deemed to have beneficial ownership, shared voting power and shared dispositive power with regard to 700,005 Shares, representing approximately 61.1% of the total number of Shares outstanding. This amount consists of:
(i) 391,047 Shares held for the benefit of Constellation Master Fund,
(ii) 3 Shares held for the benefit of a separately managed account,
(iii) 1 Share held for the benefit of Healthcare Master Fund,
(iv) 52,275 Shares held for the benefit of Lake Credit Fund,
(v) 108,343 Shares held for the benefit of Structured Credit Fund,
(vi) 131,667 Shares held for the benefit of Xing He Master Fund,
(vii) 1 Share held for the benefit of a separately managed account,
(viii) 16,668 Shares held for the benefit of Purpose Fund – T.

The foregoing beneficial ownership percentage is based on a total of 1,144,794 Shares outstanding following the aggregate redemptions by the stockholders of the Issuer effected at the special meeting of the stockholders of the Issuer on June 12, 2023, as reported in the Issuer’s Form 8-K filed with the SEC on June 15, 2023

(c) The response to Item 4 of this Amendment No. 2 is incorporated herein by reference.  Except as otherwise described in this Amendment No. 2, the Reporting Persons had no transactions in the Shares during the 60 days preceding the date of filing of this Amendment No. 2.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER

Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

On March 4, 2023, the Issuer, TriSalus and the Investor amended the Term Sheet (the “Amendment No. 1 to Term Sheet”) to increase the cap for the reimbursement of the Investor’s expenses incurred in connection with the transactions contemplated in the Term Sheet from $300,000 to $600,000. The foregoing description of the Amendment No. 1 to Term Sheet does not purport to be complete and is qualified in its entirety by the terms and conditions of the Amendment No. 1 to Term Sheet, which is included as Exhibit 4 to this Amendment No. 2 and is incorporated herein by reference.

Except as otherwise described in the Schedule 13D, as amended by this Amendment No. 2, no contracts, arrangements, understandings or similar relationships exist with respect to the securities of the Issuer among or between the Reporting Persons or any other person or entity.

CUSIP No. 58507N105	SCHEDULE 13D	Page 7 of 8
ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

Item 7 of the Schedule 13D is hereby amended and restated as follows:

Exhibit No.	Description
Exhibit 1	Joint Filing Agreement, dated as of February 9, 2023, among the Reporting Persons (incorporated by reference to Exhibit 1 to Amendment No. 1, filed on February 9, 2023).
Exhibit 2
Term Sheet, by and among MedTech Acquisition Corporation, TriSalus Life Sciences, Inc. and Magnetar Capital LLC, dated as of November 11, 2022 (incorporated by reference to Exhibit 10.6 of the Form 8-K filed by the Issuer with the SEC on November 14, 2022).

Exhibit 3	Limited Power of Attorney by David J. Snyderman, dated as of December 22, 2022 (incorporated by reference to Exhibit 3 to the Original Schedule 13D, filed December 22, 2022).
Exhibit 4
Amendment No. 1 to Term Sheet, dated as of March 4, 2023, by and among MedTech Acquisition Corporation, TriSalus Life Sciences, Inc. and Magnetar Capital LLC (incorporated by reference to Exhibit 10.1 of the Form 8-K filed by the Issuer with the SEC on March 8, 2023).

CUSIP No. 58507N105	SCHEDULE 13D	Page 8 of 8
SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 15, 2023

MAGNETAR FINANCIAL LLC

By: Magnetar Capital Partners LP, its Sole Member

	By:	/s/ Hayley A. Stein
		Name:	Hayley A. Stein
		Title:	Attorney-in-Fact for David J. Snyderman, Manager of Supernova Management LLC, the General Partner of Magnetar Capital Partners LP

MAGNETAR CAPITAL PARTNERS LP

	By:	/s/ Hayley A. Stein
		Name:	Hayley A. Stein
		Title:	Attorney-in-Fact for David J. Snyderman, Manager of Supernova Management LLC, the General Partner of Magnetar Capital Partners LP

SUPERNOVA MANAGEMENT LLC

	By:	/s/ Hayley A. Stein
		Name:	Hayley A. Stein
		Title:	Attorney-in-Fact for David J. Snyderman, Manager

/s/ Hayley A. Stein
Hayley A. Stein
Title: Attorney-in-Fact for David J. Snyderman